UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

3rd QUARTER 2019 RESULTS

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

KEY MESSAGES

SANTANDER GROUP RESULTS

MACROECONOMIC SCENARIO

3Q19 RESULTS HIGHLIGHTS

FINAL REMARKS

AGENDA

- **KEY MESSAGES**
- **SANTANDER GROUP** RESULTS
- **MACROECONOMIC** SCENARIO
- **3Q19 RESULTS** HIGHLIGHTS
- **FINAL REMARKS**

Santander

GOAL: PROFITABLE GROWTH

1ST SANTANDER BRASIL INVE$TORDAY SP 2019

	9M19	2022
Loan Portfolio (average growth)	> 11% ✓	> 10%
ROE	21.2% ✓	~ 21%
Efficiency Ratio (end of the period)	39.3%	~ 38%
Active customers (average growth)	+11% ✓	> 7%
Prospera customers	461.7k ✓	> 1MM

Santander

WITH OUTSTANDING RESULTS...

Market Share
(BACEN, Sep19)

Loans

9.9%

+48bps YoY

ROE

21.2%

+176bps

(9M19, YoY)

NPS **58**

+3 points YoY

Santander Brasil ranked 1st in the banking industry on Fortune magazine's ranking "Change the World"

Santander

...AND DELIVERING BENEFITS TO OUR STAKEHOLDERS

Our people

Among the **best companies** to work

4th consecutive year

GREAT PLACE TO WORK®

Our customers

Active customers
million

25.9

+11% YoY

Digital customers
million

13.4

+28% YoY

Loyal customers
million

5.5

+10% YoY

Our shareholders

R$ 3Bi

In dividends [1]

+67%YoY

[1] We apportioned a total of R$ 3.0 billion as Interest on Capital ("IoC"), or equivalent to R$ 1.0 billion in 1Q19, 2Q19 and 3Q19. In 3Q19, we apportioned R$ 1.0 billion for IoC, which will be paid starting from October 30th, 2019.

AGENDA

Santander

WELL-DIVERSIFIED RESULTS

Brazil contributed **29%** of 9M19 results

29% 15% SCF 13% 10% 8%

8% 6% 5% 3%


16%
North America
38%
South America[1]
46%
Europe

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

Underlying Attributable profit
(EUR million)


+3%
6,018
6,179
9M18
9M19

(*) Excluding Corporate Center and Santander Global Plataform; [1] Includes 3% regarding other Latam.

AGENDA

Santander

EXPECTATION OF A GRADUAL ECONOMIC RECOVERY

GDP | *Real annual growth (%)*


1.1
1.1
0.8
2.0
2.7
2017
2018
2019 (e)
2020 (e)
2021 (e)

Interest rate | *SELIC (%)*


7.0
6.5
4.50
4.0
6.0
2017
2018
2019 (e)
2020 (e)
2021 (e)

Inflation | *IPCA (%)*


2.9
3.7
3.5
3.4
3.8
2017
2018
2019 (e)
2020 (e)
2021 (e)

Exchange rate | *(BRL/USD)*


3.31
3.87
4.00
4.00
4.10
2017
2018
2019 (e)
2020 (e)
2021 (e)

Sources: Brazilian Central Bank, IBGE and Santander Brasil Estimates (10/29/2019).

Santander

AGENDA

- **KEY MESSAGES**
- **SANTANDER GROUP** RESULTS
- **MACROECONOMIC** SCENARIO
- **3Q19 RESULTS** HIGHLIGHTS
- **FINAL REMARKS**

Santander

CONSISTENT, PROFITABLE AND CUSTOMER-FOCUSED GROWTH

Net profit: R$ 10.8 billion in 9M19 (+20%YoY)


(R$ million)
19%
2%
20%
3,108
3,405
3,485
3,635
3,705
8,992
10,824
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19

Profitability sustained by:

- **52 consecutive months of customer base expansion**
- **Continued and solid loan portfolio growth**
- **Risk model accuracy**
- **Costs under control**

Santander

P&L *(R$ million)*

	9M19	9M18	12M	3Q19	2Q19	3M
Net Interest Income	34,315	32,843	4.5%	11,676	11,671	0.0%
Fees	14,021	12,549	11.7%	4,750	4,699	1.1%
Total Revenues	**48,336**	**45,392**	**6.5%**	**16,426**	**16,371**	**0.3%**
Allowance for Loan Losses	(8,242)	(7,874)	4.7%	(2,820)	(2,826)	-0.2%
General Expenses	(15,561)	(14,729)	5.6%	(5,258)	(5,201)	1.1%
Others	(8,870)	(8,382)	5.8%	(3,034)	(3,102)	-2.2%
Profit Before Taxes	**15,663**	**14,407**	**8.7%**	**5,314**	**5,242**	**1.4%**
Taxes and Minority Interest	(4,838)	(5,414)	-10.6%	(1,610)	(1,607)	0.2%
Net Income	**10,824**	**8,992**	**20.4%**	**3,705**	**3,635**	**1.9%**

Santander

NII REGISTERS **GROWTH IN THE YEAR**, HIGHLIGHTED BY LOANS AND FUNDING

Net Interest Income Breakdown *(R$ million)*


5%
0%
4%
11,144
11,061
10,968
11,671
11,676
32,843
34,315
3,005
2,817
2,703
2,991
2,786
9,113
8,480
956
995
951
989
1,054
2,661
2,994
7,183
7,248
7,314
7.692
7,836
21,069
22,841
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
Loan
Funding
Other

Interest income *(Ratios %)*


Loan
9.7%
9.7%
9.9%
10.0%
9.8%
Funding
1.3%
1.4%
1.3%
1.3%
1.3%
3Q18
4Q18
1Q19
2Q19
3Q19

Selic Interest Rate Target | Average

3Q18	4Q18	1Q19	2Q19	3Q19
6.5%	6.5%	6.5%	6.5%	5.8%

Santander

LOAN PORTFOLIO EXPANDS BY **11% IN THE YEAR. IN THE QUARTER, THE PORTFOLIO RECORDS GROWTH ACROSS ALL SEGMENTS**



Loan Portfolio (R$ billion)
11%
4%
298.4
305.3
310.7
317.6
331.6
42.0%
43.4%
44.0%
44.6%
44.6%
15.8%
16.4%
16.5%
16.7%
16.6%
11.6%
11.7%
11.5%
11.7%
11.7%
30.6%
28.5%
28.0%
27.0%
27.1%
Sep/18
Dec/18
Mar/19
Jun/19
Sep/19
Individuals
Consumer Finance
SMEs
Corporate

R$ million

	Sep 19	Sep 18	12M	3M
Individuals	147,876	125,336	18.0%	4.6%
Consumer Finance	55,133	47,274	16.6%	3.7%
SMEs	38,667	34,641	11.6%	4.1%
Corporate	89,925	91,181	-1.4%	4.7%
Total	**331,601**	**298,433**	**11.1%**	**4.4%**
Other Transactions[1]	77,085	82,280	-6.3%	0.8%
Expanded Portfolio	**408,686**	**380,713**	**7.3%**	**3.7%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees.

Santander

COMFORTABLE LIQUIDITY POSITION WITH **OPTIMIZED FUNDING COST**

Funding from Customers *(R$ billion)*



2%
-2%
337.0
332.3
336.1
351.5
342.8
Sep/18
Dec/18
Mar/19
Jun/19
Sep/19

R$ million

	Sep 19	Sep 18	12M	3M
Demand Deposits	22,191	17,421	27.4%	8.1%
Savings Deposits	47,341	44,429	6.6%	1.6%
Time Deposits + Debentures[1]	235,559	239,098	-1.5%	-4.9%
Financial Bills[2]	37,667	36,050	4.5%	2.8%
Funding from Customers	**342,758**	**336,997**	**1.7%**	**-2.5%**
(-) Reserve Requirements	(71,290)	(69,891)	2.0%	-4.8%
Others	83,480	79,398	5.1%	8.3%
Total Funding	**354,947**	**346,504**	**2.4%**	**0.4%**
Funds	341,394	301,541	13.2%	8.4%
Total Funding + AUM	**696,341**	**648,046**	**7.5%**	**4.1%**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG). [2] Including Structured Transaction Certificates (COE).

FEES ADVANCE 12% IN THE YEAR, SPURRED BY CURRENT ACCOUNT SERVICES

Fees *(R$ million)*


15%
1%
12%
4,135
4,736
4,571
4,699
4,750
12,549
14,021
3T18
4T18
1T19
2T19
3T19
9M18
9M19

R$ million

	9M19	9M18	12M	3M
Asset Management	808	758	6.6%	9.6%
Current Account	2,856	2,475	15.4%	4.6%
Lending Operations	1,016	1,081	-6.0%	2.7%
Insurance	2,285	1,989	14.9%	-0.5%
Cards	4,646	4,227	9.9%	-1.2%
Collections Services	1,134	1,120	1.2%	1.1%
Securities Placement, Custody and Brokerage	914	469	94.8%	-12.4%
Other	363	430	-15.7%	30.1%
Total	**14,021**	**12,549**	**11.7%**	**1.1%**

Santander

RISK INDICATORS AT CONTROLLED LEVELS

NPL from 15 to 90 days


5.6%
5.5%
5.7%
5.8%
5.7%
4.0%
4.2%
4.1%
4.2%
4.1%
2.1%
2.6%
1.8%
1.9%
1.7%
Sep/18
Dec/18
Mar/19
Jun/19
Sep/19

NPL over 90 days


3.8%
3.9%
3.9%
3.9%
4.1%
2.9%
3.1%
3.1%
3.0%
3.0%
1.9%
1.9%
1.9%
1.8%
1.5%
Sep/18
Dec/18
Mar/19
Jun/19
Sep/19

Coverage Ratio over 90 days


201%
191%
181%
Dec/18
Jun/19
Sep/19

Individuals — Total — Corporate & SMEs

Santander

PROVISIONS AND COST OF CREDIT REMAIN UNDER CONTROL


Allowance for loan losses (R$ million) and Cost of credit (%)
3.1%
3.5%
3.0%
3.2%
3.1%
2,618
2,986
2,596
2,826
2,820
3,126
3,557
3,042
3,416
3,391
(508)
(571)
(446)
(590)
(571)
3Q18
4Q18
1Q19
2Q19
3Q19
3.2%
3.1%
7,874
8,242
9,511
9,849
(1,637)
(1,607)
9M18
9M19
Provisions for Loan Losses
Recovery of Written-Off Loans
Cost of Credit

Santander

EFFICIENT EXPENSES MANAGEMENT



Expenses (R$ million)
4%
1%
6%
5,037
569
4,468
5,502
589
4,913
5,102
580
4,522
5,201
594
4,607
5,258
606
4,652
14,729
1,672
13,057
15,561
1,779
13,781
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
General Expenses
Depreciation and Amortization

R$ million

	9M19	9M18	12M	3M
General Expenses	13,781	13,057	5.5%	1.0%
Administrative Expenses	6,734	6,094	10.5%	-0.5%
Personnel Expenses	7,047	6,963	1.2%	2.4%
Depreciation and Amortization	1,779	1,672	6.4%	2.0%
Total	**15,561**	**14,729**	**5.6%**	**1.1%**

Santander

Efficiency Ratio


39.8%
38.9%
39.3%
39.8%
39.3%
-0.5p.p. YoY
-0.5p.p. YoY
3Q18
2Q19
3Q19
9M18
9M19

Recurrence Ratio


82.1%
90.4%
90.4%
85.2%
90.1%
+8.3p.p. YoY
+4.9p.p. YoY
3Q18
2Q19
3Q19
9M18
9M19

ROAA


1.6%
1.8%
1.8%
1.6%
1.8%
+0.2p.p. YoY
+0.2p.p. YoY
3Q18
2Q19
3Q19
9M18
9M19

ROAE


19.5%
21.3%
21.1%
19.4%
21.2%
+1.6p.p. YoY
+1.8p.p. YoY
3Q18
2Q19
3Q19
9M18
9M19

Santander

COMFORTABLE **CAPITAL AND LIQUIDITY** LEVELS

BIS Ratio


15.3%
13.0%
16.2%
14.0%
16.2%
14.0%
Sep/18
Jun/19
Sep/19
Bis Ratio
CET1

Loans/
Funding from Customers


88.6%
90.4%
96.7%
Sep/18
Jun/19
Sep/19

We declared dividends

9M19 | R$ 3.0 Bi[1]

[1] We apportioned a total of R$ 3.0 billion as Interest on Capital ("IoC"), or equivalent to R$ 1.0 billion in 1Q19, 2Q19 and 3Q19.
In 3Q19, we apportioned R$ 1.0 billion for IoC, which will be paid starting from October 30th, 2019.

AGENDA

Santander

LONG-TERM COMMITMENT TO PROFITABLE GROWTH

Total revenues rise 6.5% in the year

Active and preventive risk management evidenced by our loan quality indicators

Relentless focus on boosting productivity, with a better efficiency ratio in 9M19

Net profit grows 20.4% on a year-to-date basis

Significant increase in earnings distribution in 9M19 compared to the same period of previous years

ROE 21.2%, +176bps (9M19, YoY)

R$ 3bi in dividends **+67%** YoY

THE SANTANDER ECOSYSTEM

SME

Santander Agronegócios

Real Estate

WAY

Santander Corporate

Return

Payments

SuperGet

superdigital

esfera

getnet

ben

HYUNDAI

RENAULT

NISSAN

Santander Financiamentos

CITROËN

PEUGEOT

webmotors

White Labels

Auto Compara

Securities Services

Santander Private Banking

Santander Asset Management

prospera

Santander Microcrédito

universia

Individuals

emDia.

Santander Seguros e Previdência

olé consignado

sim.

APPENDIX



APPENDIX

P&L *(R$ million)*	9M19	9M18	Abs.	12M
Net Interest Income	**34,315**	**32,843**	**1,471**	**4.5%**
Allowance for Loan Losses	(8,242)	(7,874)	(368)	4.7%
Net Interest Income After Loan Losses	**26,073**	**24,969**	**1,103**	**4.4%**
Fees	14,021	12,549	1,472	11.7%
General Expenses	(15,561)	(14,729)	(831)	5.6%
Personnel Expenses + Profit Sharing	(7,047)	(6,963)	(85)	1.2%
Administrative Expenses	(8,513)	(7,767)	(747)	9.6%
Tax Expenses	(3,081)	(3,009)	(72)	2.4%
Other Income (expenses)	(5,732)	(5,421)	(312)	5.7%
Investments in Affiliates and Subidiaries	35	14	21	152.8%
Non-Operating Income	(93)	33	(126)	-376.5%
Profit Before Taxes	**15,663**	**14,407**	**1,256**	**8.7%**
Income Tax and Social Contribution Tax	(4,568)	(5,154)	586	-11.4%
Minority Interest	(271)	(261)	(10)	3.8%
Net Profit	**10,824**	**8,992**	**1,832**	**20.4%**

Santander

APPENDIX

P&L *(R$ million)*	3Q18	4Q18	1Q19	2Q19	3Q19
Net Interest Income	**11,144**	**11,061**	**10,968**	**11,671**	**11,676**
Allowance for Loan Losses	(2,618)	(2,986)	(2,596)	(2,826)	(2,820)
Net Interest Income After Loan Losses	**8,525**	**8,075**	**8,371**	**8,846**	**8,855**
Fees	4,135	4,736	4,571	4,699	4,750
General Expenses	(5,037)	(5,502)	(5,102)	(5,201)	(5,258)
Personnel Expenses + Profit Sharing	(2,347)	(2,403)	(2,335)	(2,328)	(2,385)
Administrative Expenses	(2,690)	(3,100)	(2,767)	(2,873)	(2,873)
Tax Expenses	(1,012)	(1,047)	(1,054)	(1,032)	(995)
Other Income (expenses)	(1,602)	(1,858)	(1,693)	(1,969)	(2,071)
Investments in Affiliates and Subidiaries	5	5	11	10	13
Non-Operating Income	6	160	0	(112)	19
Profit Before Taxes	**5,020**	**4,567**	**5,106**	**5,242**	**5,314**
Income Tax and Social Contribution Tax	(1,825)	(1,038)	(1,529)	(1,518)	(1,520)
Minority Interest	(87)	(124)	(92)	(89)	(89)
Net Profit	**3,108**	**3,405**	**3,485**	**3,635**	**3,705**

APPENDIX

Balance sheet – *Assets (R$ million)*

	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19
Current and Long-Term Assets	**759,235**	**794,664**	**791,371**	**823,718**	**825,938**
Cash and Cash Equivalents	14,945	11,629	9,516	13,336	10,307
Interbank Investments	56,923	56,812	33,632	38,899	36,193
Securities and Derivative Financial Instruments	179,682	194,465	195,477	202,991	213,169
Interbank Accounts	92,619	92,443	91,671	94,850	92,671
Lending Operations	280,894	287,129	292,613	296,699	308,243
Allowance for Loan Losses	(18,224)	(18,789)	(18,700)	(18,491)	(18,241)
Other Receivables	131,545	149,507	165,938	174,531	162,782
Other Assets	2,626	2,680	2,524	2,413	2,573
Permanent Assets	**10,754**	**11,155**	**12,308**	**12,540**	**12,794**
Investments	342	338	349	352	366
Fixed Assets	6,266	6,498	6,578	6,807	6,928
Intangibles	4,146	4,319	5,381	5,381	5,500
Goodwill net of amortization	727	662	595	1,789	1,690
Others	3,420	3,658	4,787	3,592	3,810
Total Assets	**769,990**	**805,819**	**803,679**	**836,258**	**838,733**
Total Assets (Excluding Goodwill)	**769,263**	**805,158**	**803,085**	**834,469**	**837,043**

APPENDIX

***Balance Sheet** – Liabilities and Equity*
(R$ million)

	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19
Current and Long-Term Liabilities	**701,989**	**738,179**	**733,278**	**763,716**	**762,964**
Deposits	250,593	252,072	252,362	268,256	258,109
Demand Deposits	17,421	18,832	17,940	20,521	22,191
Savings Deposits	44,429	46,068	46,211	46,575	47,341
Interbank Deposits	4,111	3,065	3,110	3,852	3,114
Time Deposits	184,626	184,098	185,096	197,301	185,361
Other Deposits	6	9	6	6	102
Money Market Funding	117,545	131,820	109,291	102,516	122,638
Funds from Acceptance and Issuance of Securities	82,221	82,113	85,847	88,147	89,321
Interbank Accounts	1,918	284	1,934	2,104	3,589
Interbranch Accounts	3,593	3,466	2,955	3,173	4,258
Borrowings	50,697	32,672	43,919	48,504	53,172
Domestic On-Lending-Official Institutions	13,531	13,267	12,946	12,490	12,255
Derivative Financial Instruments	16,932	18,900	20,742	22,785	20,564
Other Payables	164,958	203,584	203,281	215,741	199,056
Deferred Income	355	337	319	280	277
Minority Interest	2,095	2,070	1,883	1,760	1,809
Equity	65,551	65,234	68,199	70,502	73,683
Total Liabilities	**769,990**	**805,819**	**803,679**	**836,258**	**838,733**
Equity (Excluding Goodwill)	**64,824**	**64,572**	**67,605**	**68,713**	**71,993**

APPENDIX

***Balance Sheet** – Loan Portfolio*
(R$ milllion)

	Sep 19	Sep 18	12M	Jun 19	3M
Individuals	**147,876**	**125,336**	**18.0%**	**141,431**	**4.6%**
Leasing / Auto Loans (*)	2,484	2,114	17.5%	2,422	2.6%
Credit Card	32,320	26,771	20.7%	31,462	2.7%
Payroll Loans	40,593	32,329	25.6%	37,949	7.0%
Mortgage	35,490	31,495	12.7%	33,962	4.5%
Agricultural Loans	6,234	5,850	6.6%	5,767	8.1%
Personal Loans / Others	30,756	26,777	14.9%	29,869	3.0%
Consumer Finance	**55,133**	**47,274**	**16.6%**	**53,156**	**3.7%**
Corporate	**128,592**	**125,823**	**2.2%**	**123,037**	**4.5%**
Leasing / Auto Loans	3,644	3,125	16.6%	3,377	7.9%
Real Estate	2,737	4,734	-42.2%	3,519	-22.2%
Trade Finance	35,502	28,821	23.2%	26,079	36.1%
On-Lending	7,926	9,734	-18.6%	8,585	-7.7%
Agricultural Loans	4,510	6,061	-25.6%	5,051	-10.7%
Working Capital / Others	74,274	73,349	1.3%	76,425	-2.8%
Total	**331,601**	**298,433**	**11.1%**	**317,625**	**4.4%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 48,516MM in Sep/19, R$ 46,641MM in Jun/19 and R$ 41,256MM in Sep/18.

Santander

OUR TURNOVER HAS INCREASED BY 10%
In the last 12 months

ACQUIRING

		9M19	9M18	12M
Credit	Turnover (R$ milion)	90,136	80,854	11%
	Transactions (milions)	759	639	19%
Debit	Turnover (R$ milion)	56,285	51,870	9%
	Transactions (milions)	997	888	12%
Total	Turnover (R$ milion)	146,421	132,724	10%
	Transactions (milions)	1,756	1,527	15%



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Santander

Investor Relations (Brazil)

Av, Juscelino Kubitschek, 2,235, 26th floor
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

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